CERTIFICATE OF INCORPORATION

OF

CELLCOM TECH, INC.

Under Section 402 of the Business Corporation Law

                     The undersigned, being a natural person of at least 18 years of age and acting as the incorporator of the corporation hereby being formed under the Business Corporation Law, certifies that:

                     FIRST: The name of the corporation is Cellcom Tech, Inc.

                     SECOND: The corporation is formed for the following purpose or purposes:

To engage any lawful act or activity for which corporations may be organized under the Business Corporation Law, provided that the corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

                     THIRD: The office of the corporation is to be located in Kings County, State of New York.

                     FOURTH: The aggregate number of shares which the corporation shall have authority to issue is 20,000,000, all of which are with a par value of $0.001 per share and classified as common stock.

                     FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served. The post office address within the State of New York to which the Secretary of State shall mail a copy of any process against the corporation served upon it is: 478 Coney Island Ave, Brooklyn, New York 11218.

                     SIXTH: The name and the address within the State of New York of the registered agent of the corporation are as follows: Hay Abeckaser, a natural person, having a business office at 478 Coney Island Ave, Brooklyn, New York 11218. Said registered agent is to be the agent of the corporation upon whom or upon which process against the corporation may be served.

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                     SEVENTH: The duration of the corporation is to be perpetual.

                     EIGHTH: The corporation shall, to the fullest extent permitted by Article 7 of the Business Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have the power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article, as to the action in any capacity in which he served at the request of the corporation.

                     NINTH: The personal liability of the directors of the corporation is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law, as the same may be amended and supplemented.

                     TENTH: Whenever under the provisions of the Business Corporation Law shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with the provisions of Section 615 of the Business Corporation Law.

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                     ELEVENTH: The corporate existence of the corporation shall begin the date that this Certificate of Incorporation is filed with the State of New York.

Signed on February 26, 2001.

/s/ Hay Abeckaser Hay Abeckaser, Incorporator 478 Coney Island Ave Brooklyn, New York 11218

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